SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

KEYNOTE SYSTEMS, INC.
(Name of Subject Company (issuer))

KEYNOTE SYSTEMS, INC., ISSUER
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

493308100
(CUSIP Number of Class of Securities)

John J. Flavio
Chief Financial Officer
Keynote Systems, Inc.
777 Mariners Island Blvd.
San Mateo, CA 94404
(650) 403-2400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of filing persons)

Copies to:
Matthew P. Quilter, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee
N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Issuer Tender Offer Statement on Schedule TO is filed by Keynote Systems, Inc., a Delaware corporation, relating to preliminary communications regarding its planned offer to purchase 10,000,000 shares of its common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, at a price specified by Keynote that is not greater than $8.00 nor less than $7.00 per share, net to the seller in cash, without interest, at which Keynote stockholders have indicated they are willing to sell their shares.

THE SOLICITATION AND THE OFFER TO BUY KEYNOTE’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT KEYNOTE WILL BE SENDING OUT ON OCTOBER 29, 2002. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

2

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(A)	Press Release issued by Keynote on October 28, 2002.

(a)(5)(B)	Script of October 28, 2002 Keynote Conference Call.